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                                  EXHIBIT 99.2

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                             KELLER & COMPANY, INC.
                        Financial Institution Consultants
                       Investment and Financial Advisors


555 Metro Place North                                         614-766-1426
Suite 524                                                     614-766-1459 (fax)
Dublin, Ohio 43017


November 5, 2004


The Board of Directors
First Federal of Northern Michigan
100 South Second Avenue
Alpena, Michigan 49707

Re:  Business Plan Proposal

Attention: Martin A. Thomson, Chief Executive Officer

Keller & Company proposes to prepare a Business Plan ("Plan") for First Federal of Northern Michigan ("First Federal" or the "Association") to fulfill all the requirements of the Office of Thrift Supervision ("OTS"). The Plan will focus on First Federal's new three-year pro formas, the impact on the Association of new strategies, products and services, the recognition of the planned second stage conversion of Alpena Bancshares, Inc. and the resulting proceeds, and other key factors including interest rate trends and growth expectations.

Keller & Company is experienced in preparing business plans for filing with all regulatory agencies. We prepared thirty two in 2001, thirty three in 2002, and twenty eight in 2003 and twenty to date in 2004, and all were approved. Your Plan will be based on the format shown in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements. Our objective is to ensure that your Plan is both a meaningful planning tool for the future and is in compliance with all applicable requirements, with management and directors knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan.

Exhibit B provides a sample set of typical pro formas. Our procedure is to request key financial information from the Association, including TFR and CMR Reports, investment portfolio mix, recent lending and savings activity, costs and yields and other data. Based on a review of that information, I will meet with management to discuss your objectives and expectations for 2005, 2006 and 2007, focusing on such items as anticipated deposit growth and loan origination, loan sales and purchases, new products and services, asset quality trends and expectations, changes in allowance for loan losses, branching, capital improvements, increases in fixed assets, investment strategy, and changes in board fees, staffing and total compensation.

We will then prepare financial projections tying the beginning figures to your September 30, 2004, balances, incorporating your current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will then be repriced during the three year projection period based on their maturities and projected specific interest rate indices and trends. With each set of pro formas, we will send you a detailed discussion summary of the assumptions for easy review, comment

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Board of Directors
November 5, 2004

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and adjustment (Exhibit C). Since our modeling software is both detailed and flexible, we can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies. When the Association's regulatory pro formas are complete to your satisfaction, they will be incorporated into the Plan.

In conjunction with the pro formas, we will prepare each text section of the Plan in draft form for your review, and revise the text in response to your comments. In the Plan, we will specifically and in detail address the issue of interest rate risk, which could be a key issue in the future, to demonstrate ongoing compliance with the Association's Interest Rate Risk Policy. During the drafting process, at your request we will also send a copy to your counsel for their input and comments. When complete, the Plan will be in full compliance with all regulatory requirements.

We will also prepare a quarterly comparison chart each quarter at no charge for your presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance. Such quarterly comparison is normally included in the board minutes. We will also prepare a presentation outline for management's required business plan meeting with the regional office of OTS in Atlanta. Such a presentation outline has been used by clients for meetings in Atlanta, Chicago, Dallas, Boston and San Francisco and has proven to be very useful.

Our fee for the preparation of the Business Plan, including the text, all sets of pro formas and the outline for any meetings with the Atlanta Regional Office of OTS, is $20,000, plus reimbursement for out-of-pocket expenses not to exceed $2,000.

I will be pleased to answer any questions or provide additional information. Sincerely, KELLER & COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller President




Accepted this 16th day of November, 2004.


/s/ Martin A. Thomson
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Martin A. Thomson
Chief Executive Officer